

Mail Stop 3561

February 1, 2008

Mr. Alexander Gilliland
Chief Financial Officer and Chief Executive Officer
Primeplayer Incorporated
GPO Box 478
Brisbane 4001
Australia

Re: Primeplayer Incorporated
Form 10-KSB for the Fiscal Year Ended December 31, 2005
Filed July 19, 2006
File No. 0-32795

Dear Mr. Gilliland:

We issued comments to you on the above captioned filing on **December 28, 2006.** As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by **February 15, 2008** to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

If you do not respond to the outstanding comments or contact us by **February 15, 2008,** we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

Please contact **Yong Kim**, Staff Accountant at 202-551-3323 or me at 202-551-3591 if you have any questions.

Sincerely,

James Allegretto
Senior Assistant Chief Accountant